UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579103

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard

Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 629579202	Schedule 13D/A	Page 2 of 7

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 629579202	Schedule 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,247
	8	SHARED VOTING POWER 399,218
	9	SOLE DISPOSITIVE POWER 87,247
	10	SHARED DISPOSITIVE POWER 399,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.41%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,753
	8	SHARED VOTING POWER 410,975
	9	SOLE DISPOSITIVE POWER 55,753
	10	SHARED DISPOSITIVE POWER 410,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 5 of 7

Part II to Schedule D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Issuer”) held by Abigail II LLC, a Colorado limited liability company (“Abigail II”), that appeared in the Schedule 13D on November 20, 2020 (the “Initial Filing”), as amended on February 11, 2022 (the “Amendment No. 1” and, collectively with the Initial Filing and Amendment No. 2, the “Filings”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

Frank F. Taplin. Mr. Frank Taplin’s resident address is 4470 W Sunset Blvd. PMB 107-686, Los Angeles, California, 90027. He is self-employed.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. The trust has no power to vote or dispose of any shares of Class A Common. Beatrice B. Taplin and National City Bank, as co-trustees, have the sole power to vote and dispose of the shares of Class A Common held by the trust.

The statements under the heading Beatrice B. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 87,247 shares of Class A Common. Ms. Taplin is deemed to share with National City Bank the power to vote and dispose of 50,118 shares of Class A Common, held in trust for her grandkids, for which she is a co-trustee and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class A Common held in a trust for Abigail II. Collectively, the 486,465 shares of Class A Common beneficially owned by Ms. Taplin constitute approximately 8.41% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Britton Taplin has the sole power to vote and dispose of 55,753 shares of Class A Common. Mr. Britton Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 5,755 shares of Class A Common and is deemed to share with the Taplin Family the power to vote and dispose of 56,120 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class A Common held in a trust for Abigail II. Collectively, the 466,728 shares of Class A Common beneficially owned by Mr. Britton Taplin constitute approximately 8.07% of the Class A Common outstanding as of December 31, 2022.

CUSIP No. 629579202	Schedule 13D/A	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 10, 2023, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Fourth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 9 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit 9	Fourth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 10, 2023, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 67 filed with Amendment No. 29 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 10, 2023, Commission File Number 005-38001).

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name: Britton T. Taplin on behalf of himself and as:
Attorney-in-Fact for Marital Trust created by the
Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Frank F. Taplin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 7 of the Initial Filing.